As filed with the Securities and Exchange Commission on ____________, 1997
                                                   Registration Number 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              Zions Bancorporation
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                      Utah
         --------------------------------------------------------------
         (State or Other Jurisdiction of Incorporation or Organization)

                                   87-0227400
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)

             One South Main, Suite 1380, Salt Lake City, Utah 84111
                                  801/524-4787
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                                  Copies to:
Harris H. Simmons                                 Brian D. Alprin, Esq.
President and Chief Executive Officer             Laurence S. Lese, Esq.
Zions Bancorporation                              Duane, Morris & Heckscher LLP
One South Main, Suite 1380                        1667 K Street, N.W., Suite 700
Salt Lake City, Utah  84111                       Washington, D.C.  20006-1608
801/524-4787                                      202/776-7800
---------------------------------------
(Name, Address, Including Zip Code, and
Telephone Number, Including
Area Code, of Agent For Service)

        Approximate date of commencement of proposed sale to the public: as soon as practicable after effectiveness of the registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================
                                                    Proposed          Proposed
                                                     Maximum           Maximum         Amount Of
  Title Of Shares To Be         Amount To Be     Aggregate Price      Aggregate      Registration
       Registered                Registered        Per Unit(1)     Offering Price        Fee(1)
-------------------------------------------------------------------------------------------------
common stock, no par value     253,968 Shares          N/A           $9,904,752         $3,002
=================================================================================================

(1) Pursuant to Rule 457(c), the registration fee has been determined on the basis of the average of the high and low prices of Zions common stock as reported on the National Market System of NASDAQ on October 30, 1997, a date within five business days prior to the date of filing the registration statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS
                                 253,968 Shares
                           Common Stock (no par value)
                              Zions Bancorporation

        This Prospectus covers the offering for resale of 253,968 shares (the "Shares") of common stock, no par value (the "Common Stock"), of Zions Bancorporation, a Utah corporation ("Zions"), which may be offered from time to time by the Selling Stockholders named herein under "Selling Stockholders." Zions will receive no part of the proceeds of sales made hereunder. None of the Shares have been registered prior to the filing of the Registration Statement of which this Prospectus is part.

        The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ZION." On ____________, 1997, the last reported sale price of the Common Stock on Nasdaq was $____ per share.

        The Shares may be offered by the Selling Stockholders, or by any of them, for sale from time to time through broker-dealers on the Nasdaq, or otherwise, at prices then obtainable. The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution."

                                ---------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

        THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF ZIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                ---------------

================================================================================================
                          Initial Public        Underwriting           Proceeds to
                          Offering Price        Commissions(1)         Selling Stockholders(1)
------------------------------------------------------------------------------------------------
Per Share.............    $                     $  -0-                 $
-------------------------------------------------------------------------------------------------
Total.................    $                     $  -0-                 $
================================================================================================

(1) The Selling Stockholders, or any of them, will sell the Shares from time to time at the market through broker-dealers on the Nasdaq, or through privately-negotiated transactions, at prices then obtainable. Each Selling Stockholder will pay all transaction costs associated with effecting any respective sales that occur.

                                ---------------

The date of this Prospectus is _________________, 1997.

                              AVAILABLE INFORMATION

        Zions is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or part of such materials may also be obtained at prescribed rates from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials can also be obtained from the Commission's Web site at http://www.sec.gov that contains reports, proxy statements and other information. Such material also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        Zions has filed with the Commission a registration statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Zions and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes thereto filed or incorporated by reference as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or which may be obtained from the Commission's Web site, or may be examined without charge at the offices of the Commission. Statements made in the Prospectus concerning the contents of any document referred to herein are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto filed by Zions with the Commission may be inspected and copied at the locations described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by Zions with the Commission pursuant to the Exchange Act (Commission File No. 0-2610) are incorporated herein by reference:

        (a) Zions' annual report on Form 10-K for the year ended December 31, 1996;

        (b) Zions' quarterly reports on Form 10-Q for the quarters ended March 31 1997 and June 30, 1997;

        (c) Zions' current reports on Form 8-K filed on March 11, 1997, July 9, 1997 and October 3, 1997; and

        (d) the description of Zions' Common Stock contained in Zions' registration statement pursuant to Section 12(g) of the Exchange Act on Form 8-A, dated on October 10, 1996.

        All documents filed by Zions pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

        Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Zions will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111, attention: Dale M. Gibbons, Senior Vice President and Chief Financial Officer. Telephone requests may be directed to 801/524-4787.

                                      ZIONS

        Zions Bancorporation ("Zions") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801/524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions First National Bank, Salt Lake City, Utah ("ZFNB"), founded in 1873, is a wholly-owned subsidiary of Zions (except for directors' qualifying shares) and currently has 110 offices located throughout the state of Utah as well as fifteen offices in various communities in Idaho, plus one foreign office, for a total of 126 banking offices, including its Head Office. ZFNB is the second largest banking organization in the state of Utah. Zions also owns Nevada State Bank, Las Vegas, Nevada, and National Bank of Arizona, Tucson, Arizona ("NBA"). Nevada State Bank currently has 37 offices in Nevada and is the fifth largest banking organization in Nevada. NBA currently has 28 offices in Arizona and is the fifth largest banking organization in Arizona. On May 16, 1997, Zions acquired Aspen Bancshares, Inc. ("Aspen"), a bank holding company headquartered in Aspen, Colorado. The operations acquired in the Aspen merger are conducted through 12 offices/branches in western Colorado and one branch in northeastern New Mexico. As of December 31, 1996, Aspen had total consolidated assets of $451 million, deposits of $399 million, and shareholders' equity of $31 million. On July 11, 1997, Zions also acquired Zions Bank (formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho. On July 19, 1997, Zions completed its acquisition of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). The acquisition included $378 million in deposit accounts and the branch offices. On September 20, 1997, Zions Bank completed its acquisition of four additional branches from Wells Fargo in Utah. The acquisition included $56 million in deposit accounts and the branch offices. On August 15, 1997, Zions Bank merged with ZFNB. As a result, ZFNB now operates 15 branches in Idaho. On October 17, 1997, Zions acquired Sun State Capital Corporation ("Sun State"), a Nevada bank holding company and parent company of Sun State Bank. In the transaction, Sun State merged with and into Zions, and Sun State Bank merged with and into Nevada State Bank. As a result of the acquisition, Nevada State Bank added four offices in the Las Vegas and one office in the Reno, Nevada areas to its franchise. As of June 30, 1997, Sun State had total assets of $162.1 million, deposits of $147.8 million, and shareholders' equity of $13.2 million. As of December 31, 1996 Zions had total consolidated assets of $6.49 billion, deposits of $4.55 billion, and shareholders' equity of $507.5 million; as of June 30, 1997, Zions had total consolidated assets of $8.05 billion, deposits of $5.16 billion, and shareholders' equity of $589.2 million. For further information about the business and operations of Zions, reference is made to Zions' reports incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                 USE OF PROCEEDS

        Zions will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. Zions will pay all expenses incurred in connection with this public offering of the Shares. Each Selling Shareholder will pay all transaction costs associated with effecting any respective sales of the Shares that occur.

                               RECENT DEVELOPMENTS

Acquisition and Other Developments

        On July 7, 1997, Zions and GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, announced that a definitive agreement had been signed under which Grossmont will merge with and into Zions, with Grossmont shareholders receiving common shares of Zions. Grossmont Bank has approximately $720 million in assets and 14 offices in San Diego County, California. It is both the largest and oldest independent bank in the San Diego area. The merger is subject to the approval of Grossmont shareholders and banking regulators and is expected to close in the fourth quarter of 1997. The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. Zions has owned approximately 4.5% of Grossmont since October 1995. The agreement provides for the issuance of 4.7 million shares of Zions Common Stock for the remaining 95.5% of Grossmont common stock that it does not presently own. Based upon Zions' July 7 closing price of $36 3/8 per share, the transaction (including Zions' basis in its original investment) is valued at $173 million, which is 3.3 times Grossmont's book value. Zions will incur $2 million in merger related charges in the fourth quarter of 1997.

        On September 24, 1997, Zions, Vectra Banking Corporation ("Vectra"), and Tri-State Finance Corporation ("Tri-State") announced that definitive agreements have been signed under which Vectra will merge with and into Zions and Tri-State with and into a subsidiary of Zions, both in exchange for common shares of Zions. At August 31, 1997 Vectra had assets of $660 million and Tri-State had assets of $130 million. The mergers, which are unrelated and not conditional on each other, are subject to the approval of banking regulators and the shareholders of Vectra and Tri-State, respectively. The transactions are expected to close in early 1998. The mergers are structured to be tax-free and are intended to be accounted for as poolings-of-interests. The agreement with Vectra provides for the exchange of each common share of Vectra for 0.685 common shares of Zions and each preferred share of Vectra for approximately 7.75 common shares of Zions. The merger is subject to a floor arrangement which would be triggered if Zions' stock price both declines and results in a price at closing which has decreased more than 18% relative to the KBW 50 index. Vectra has given Zions an option to acquire up to 19.9% of Vectra's common stock which is exercisable in certain circumstances related generally to the acquisition of Vectra by a third party. The agreement with Tri-State provides for the exchange of 710,000 common shares of Zions for all of the outstanding stock of Tri-State, which is privately held. Based upon Zions' stock price of $41 per share as of September 23, 1997, in aggregate the transactions are valued at approximately $200 million, which is 3.8 times the combined book value and 18.5 times the estimated 1998 earnings of the combined Vectra and Tri-State. Vectra has 18 offices in Colorado and Tri-State has three offices in Colorado. The mergers are expected to be immediately accretive to Zions' earnings per share. Zions will incur $1.2 million in merger-related charges in the first quarter of 1998 in conjunction with closing these transactions.

        From time-to-time, Zions investigates and holds discussions with other banks and financial service entities concerning the possible acquisition of such entities.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        The Common Stock is traded on the Nasdaq National Market under the symbol "ZION." The following table sets forth the high and low daily sales prices for the Common Stock for the periods indicated, in each case as reported by Nasdaq, and the cash dividends per share declared on the Common Stock for such periods.

                                                                         Cash
                                                                       Dividends
                                                 High        Low       Declared
                                                 ----        ---       --------
1995
First Quarter...................................$10.13     $ 8.88       $  .075
Second Quarter.................................. 12.50       9.53          .0875
Third Quarter................................... 15.38      12.38          .0875
Fourth Quarter.................................. 20.28      15.22          .1025
                                                                        --------
                                                                        $  .3525
                                                                        ========

1996
First Quarter...................................$19.81     $16.69          .1025
Second Quarter.................................. 19.75      17.00          .1025
Third Quarter................................... 22.44      18.00          .11
Fourth Quarter.................................. 26.00      21.69          .11
                                                                        -------
                                                                        $  .425
                                                                        ========

1997
First Quarter...................................$33.25     $25.69       $  .11
Second Quarter.................................. 37.63      28.38          .12
Third Quarter................................... 41.13      34.69          .12
Fourth Quarter (through October 30, 1997)....... 40.19      37.63           --


        For a recent closing price of the Common Stock, see the cover page of the Prospectus.

        While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

                   INFORMATION CONCERNING ZIONS BANCORPORATION

Selected Financial Data

        The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto incorporated by reference herein. See "Zions Documents Incorporated by Reference."

ZIONS BANCORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share and ratio data)

                                         As of, and for the Six                           As of, and for the
                                          Months Ended June 30,                         Year Ended December 31,
                                       -------------------------   -----------------------------------------------------------------
                                            1997          1996          1996          1995          1994         1993        1992
                                            ----          ----          ----          ----          ----         ----        ----
EARNINGS SUMMARY                               (Unaudited)
Taxable-equivalent net interest
  income                               $  146,939    $  126,628    $  267,583    $  232,417    $  203,313   $  178,636   $  160,854
Net interest income                       143,650       123,439       260,473       227,094       198,606      174,657      157,282
Noninterest income                         63,958        52,603       110,891        88,014        73,202       79,880       62,849
Provision for loan losses                   1,810         1,360         3,540         2,800         2,181        2,993       10,929
Noninterest expense (1)                   121,719       101,192       214,332       190,030       174,900      167,750      139,069
Income taxes                               29,340        24,755        52,142        40,950        30,900       27,248       22,924
Income before cumulative effect
  of changes in accounting
  principles                               54,739        48,735       101,350        81,328        63,827       56,546       47,209
Cumulative effect of changes in
  accounting principles (2)                     -             -             -            -             -        1,659            -
Net income                                 54,739        48,735       101,350        81,328        63,827       58,205       47,209

COMMON STOCK DATA
Earnings per common share:
Income before cumulative effect
  of changes in accounting
  principles                           $      .92    $      .83    $     1.71    $     1.38    $     1.09   $      .99   $      .86
Net income                                    .92           .83          1.71          1.38          1.09         1.02          .86
Dividends paid per share                      .23           .21           .43           .35           .29          .25          .19
Dividend payout ratio (%)                   24.80%        24.66%        24.66%        25.27%        27.06%       21.81%       20.31%
Book value per share at period
  end                                        9.82          8.01          8.61          7.36          6.28         5.50         4.74
Market to book value at period
  end (%)                                  383.15        227.06%       301.89%       272.59%       142.83%      168.11%      200.53%
Weighted average common and
  common equivalent shares
  outstanding during the period        59,473,000    58,844,000    59,228,000    58,868,000    58,404,000   57,120,000   55,160,000
Common shares outstanding at
  period end                           60,025,863    59,090,660    58,918,880    58,223,680    58,238,208   56,805,468   54,910,176

AVERAGE BALANCE SHEET DATA
Money market investments               $1,611,305    $  981,449   $   909,470    $  936,846    $  869,709   $  788,694   $  469,062
Securities                              2,143,241     1,743,036     1,827,300     1,632,253     1,545,704    1,209,165      927,976
Loan and leases, net                    3,670,569     2,975,685     3,126,899     2,599,071     2,574,995    2,222,182    2,104,679
Total interest-earning assets           7,425,115     5,700,170     5,863,669     5,168,170     4,990,408    4,220,041    3,501,717
Total assets                            8,012,036     6,208,569     6,377,695     5,658,690     5,456,613    4,643,918    3,807,832
Interest-bearing deposits               3,601,086     3,236,956     3,324,536     3,021,060     2,744,976    2,449,275    2,356,384
Total deposits                          4,641,091     4,136,808     4,258,270     3,858,271     3,583,094    3,178,926    2,912,860
FHLB advances and other borrowings         90,762       103,485        96,496       114,270       151,164      195,097      128,856
Long-term debt                            251,218        56,001        58,466        57,506        59,493       75,623       82,219
Total interest-bearing liabilities      6,325,010     4,756,592     4,872,070     4,320,229     4,197,865    3,556,746    2,962,079
Shareholders' equity                      524,403       441,709       468,573       397,268       339,181      286,331      240,411

PERIOD END BALANCE SHEET DATA
Money market investments               $  831,176    $  386,382   $   613,429    $  687,251    $  403,446   $  597,680   $  616,180
Securities                              2,549,715     1,942,302     1,809,688     1,540,489     1,663,433    1,258,939      981,695
Loans and leases, net                   3,923,890     3,212,191     3,452,543     2,806,956     2,391,278    2,486,346    2,107,433
Allowance for loan losses                  71,538        69,272        69,954        67,555        67,018       68,461       59,807
Total assets                            8,049,952     6,087,914     6,484,964     5,620,646     4,934,095    4,801,054    4,107,924
Total deposits                          5,159,917     4,340,316     4,552,017     4,097,114     3,705,976    3,432,289    3,075,110
FHLB advances and other borrowings        149,918        96,335        87,194       101,084       127,319      288,249      205,222
Long-term debt                            251,171        55,992       251,620        56,229        58,182       59,587       99,223
Shareholders' equity                      589,194       473,522       507,452       428,506       365,770      312,592      260,070

                                      -7-




                                         As of, and for the Six                           As of, and for the
                                          Months Ended June 30,                         Year Ended December 31,
                                       -------------------------   -----------------------------------------------------------------
                                            1997          1996          1996          1995          1994         1993        1992
                                            ----          ----          ----          ----          ----         ----        ----
                                               (Unaudited)
Nonperforming assets:
     Nonaccrual loans                  $   11,908    $    8,501   $    11,526   $     7,438    $   13,635   $   23,364   $   21,556
     Restructured loans                       830           206           857           249           567        4,006        4,003
     Other real estate owned and
       other nonperforming assets             920           259           138         1,609         4,741        3,267        5,971
     Total nonperforming assets            13,658         8,966        12,521         9,296        18,943       30,637       31,530
Accruing loans past due 90 days
  or more                                   7,070         5,494         3,553         5,232         3,041       10,821        6,409

SELECTED RATIOS
Net interest margin (3)                      3.99%         4.47%         4.56%         4.50%         4.07%        4.23%        4.59%
Return on average assets                     1.38%         1.58%         1.59%         1.44%         1.17%        1.25%        1.24%
Return on average common equity             21.05%        22.19%        21.63%        20.47%        18.82%       20.33%       19.64%
Ratio of average common equity to            6.55%         7.11%         7.35%         7.02%         6.22%        6.17%        6.31%
   average assets
Tier I risk-based capital - period
   end                                      14.16%        11.13%        14.38%        11.38%        11.81%       10.85%       10.23%
Total risk-based capital - period
   end                                      16.86%        13.82%        18.31%        14.23%        14.96%       14.12%       15.13%
Leverage ratio - period end                  7.70%         6.45%         8.77%         6.28%         6.24%        5.44%        6.21%
Ratio of nonperforming assets to
  total assets - period end                   .17%          .15%          .19%          .17%          .38%         .64%         .77%
Ratio of nonperforming assets to
  net loans and leases and other
  real estate owned and other
  nonperforming assets at period              .35%          .28%          .36%          .33%          .79%        1.23%        1.49%
  end
Ratio of net charge-offs
  (recoveries) to average loans
  and leases                                  .19%          .15%          .12%          .10%          .19%       (.23)%         .44%
Ratio of allowance for loan losses
  to net loans and leases
  outstanding at period end                  1.82%         2.16%         2.03%         2.41%         2.80%        2.75%        2.84%
Ratio of allowance for loan losses
  to nonperforming loans at period
  end                                      561.61%       795.59%       564.92%       878.82%       471.89%      250.13%      234.00%

(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993, to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years ago in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993, allowed Zions Bancorporation to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106 the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

Principal Holders of Zions Common Stock

        The following table sets forth as of June 30, 1997, the record and beneficial ownership of Zions Common Stock by the principal common shareholders of Zions.

                                                             No. of        % of
Name and Address                    Type of Ownership        Shares        Class
----------------                    -----------------        ------        -----

Roy W. Simmons                      Record and Beneficial    2,291,911     3.82%
    One South Main                  Beneficial(1)            1,991,376     3.32%
    Salt Lake City, Utah  84111                              ---------     ----
                                                             4,283,287     7.14%

Zions First National Bank           Record(2)                4,581,822     7.60%
    One South Main
    Salt Lake City, Utah  84111


(1) Represents Roy W. Simmons' beneficial ownership interest in 1,991,376 shares held by a company in which Mr. Simmons serves as a director.

(2) These shares are owned of record as of June 30, 1997, by Zions First National Bank, a subsidiary of Zions, in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, Zions First National Bank has sole voting power with respect to a total of 3,286,821 shares (5.45% of the class) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan, and the Zions Bancorporation Profit Sharing Plan. Zions First National Bank also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 998,864 shares (1.66% of the class) and the Zions Bancorporation PAYSOP Plan, which holds 296,137 shares (.49% of the class) as to which Zions First National Bank does not have or share voting power.


        Set forth below is the beneficial ownership, as of June 30, 1997, of Zions' common stock by each of Zions' directors, and all directors and officers as a group.

                                  No. of Shares                     % of
Directors                       Beneficially Owned                  Class
---------                       ------------------                  -----

Jerry C. Atkin                        8,800                         * (1)

R.D. Cash                            26,000                         * (1)

Grant R. Caldwell                     6,000                         * (1)

Richard H. Madsen                   197,372                        * (1)

Roger B. Porter                       2,000                        * (1)

Robert G. Sarver                    300,194                        * (1)

Harris H. Simmons                 2,400,179(2)                      4.00

L. E. Simmons                     2,219,837(2)                      3.70

Roy W. Simmons                    4,283,287(2)                      7.14

I. J. Wagner                        284,000(2)                     * (1)

Dale W. Westergard                  163,022                        * (1)

All directors and officers
  as a group (31 persons)         7,243,523                        12.02


(1)  Immaterial percentage of ownership.
(2) Totals include 1,991,376 shares attributed to each individual through serving as a director in a company holding such shares in Zions. Of such 1,991,376 shares attributed to Harris H. Simmons, Mr. Simmons holds an option to acquire 186,792 shares, all of which are vested and presently exercisable.

                           SUPERVISION AND REGULATION

        The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

Zions

        Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

        Bank holding companies, such as Zions, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994 ("Riegle-Neal Act"), subject to approval by the Federal Reserve Board, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers. See "Interstate Banking" below.

        The Federal Reserve Board is authorized to adopt regulations affecting various aspects of bank holding companies. Pursuant to the general supervisory authority of the Bank Holding Company Act and directives set forth in the International Lending Supervision Act of 1983, the Federal Reserve Board has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

Regulatory Capital Requirements

        Risk-Based Capital Guidelines. The Federal Reserve Board has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Federal Reserve Board, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

        Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets -- 0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from federal reserve banks and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At December 31, 1996, Zions' Tier 1 and Total Capital ratios were 14.38% and 18.31%, respectively.

        The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

         The following table presents Zions' regulatory capital position at June 30, 1997 under the risk-based capital guidelines.

                               Risk-Based Capital
                             (Dollars in thousands)

                                                                    Percent
                                                                    of Risk-
                                                                    Adjusted
                                                Amount               Assets
                                                ------               ------

Tier 1 Capital.......................         $  636,178              14.16%
Minimum Requirement..................            179,695               4.00
                                              ----------            -------
  Excess.............................         $  456,483              10.16%
                                              ==========            =======

Total Capital........................         $  757,497              16.86%
Minimum Requirement..................            359,391               8.00
                                              ----------            -------
  Excess.............................         $  398,106               8.86%
                                              ==========            =======

Risk-Adjusted Assets, net of
  goodwill, excess deferred tax
  assets and excess allowance........         $4,492,385            100.00%
                                              ==========            ======


Minimum Leverage Ratio. The Federal Reserve Board has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At June 30, 1997, Zions' leverage ratio was 7.70%.

        The Federal Reserve Board has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

        The following table presents Zions' leverage ratio at June 30, 1997. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Federal Reserve Board, other banking organizations would be expected to maintain capital at higher levels.

                                                 (Dollars in thousands)

                                                                  Percent
                                                                of Average
                                                                Assets, Net
                                               Amount           of Goodwill
                                               ------           -----------

Tier 1 Capital...........................     $  636,178            7.70%
Minimum Requirement......................        247,999            3.00
                                             -----------          ------

Excess...................................     $  388,179            4.70%
                                              ==========          ======

Average Assets, net of goodwill and
  deferred tax assets....................     $8,266,641          100.00%
                                              ==========          ======


        Other Issues and Developments Relating to Regulatory Capital. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC") and the Federal Reserve Board have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters.

        Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of critically undercapitalized, significantly undercapitalized and certain undercapitalized banks may be required to obtain the approval of the Federal Reserve Board before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

        Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

Other Regulatory and Supervisory Issues

        Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, earnings and stock valuation, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or imposing other operating restrictions.

        FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those eligible for national banks, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

        In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

        The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on the Zions or its subsidiaries.

Deposit Insurance and Other Assessments

        Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the Bank Insurance Fund (the "BIF"), and most savings associations to the Savings Association Insurance Fund (the "SAIF"), under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

        Until December 31, 1997, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

        In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation to enable it to pay interest and certain other expenses on bonds which it issued pursuant to FIRREA to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the second semi-annual period of 1997 have been set at .63 basis points annually for BIF-assessable deposits and 3.15 basis points annually for SAIF-assessable deposits, subject to quarterly review and adjustment.

Interstate Banking

        Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

        The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Federal Reserve Board to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier if permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert the branch offices of the out-of-state bank to those of its own, or, alternatively, convert its branch offices to those of the out-of-state bank, unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

        Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

        The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

        Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

        Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states.

                                 MONETARY POLICY

        The earnings of Zions are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Federal Reserve Board has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions cannot be predicted.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

        Zions is authorized to issue 100,000,000 shares of its Common Stock, no par value, of which 59, 426,300 shares were outstanding as of September 30, 1997. As of that date, a total of 4,400,744 shares was reserved for issuance in connection with Zions' dividend reinvestment plan and various employee and director benefit plans, including its qualified and nonqualified stock option plans. After taking into account the shares as described above, the number of authorized shares of Common Stock available for other corporate purposes as of September 30, 1997 was 36,172,956 shares.

Voting Rights

        General. The holders of Zions Common Stock are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote. The holders of Zions Common Stock do not have cumulative voting rights. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected.

        Special Votes for Certain Transactions. Zions' Articles of Incorporation (the "Articles") contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

        Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80% of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10% or more of the voting power of Zions' outstanding voting stock.

        The "business transactions with a related person" subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more; (4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

        Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the "continuing directors" or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

Board of Directors

        Director Liability. Zions' Articles contain a "director liability" provision. This provision generally shields a director from monetary damages to the corporation or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

        Classified Board. The Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of the Board of Directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

        The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

        Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

Shareholder Rights Plan

        The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

        Until it is announced that a person or group has acquired 10% or more of Zions Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10% or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of one share of Common Stock for an exercise price of $90.00.

        Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

        Also, if after an Acquiring Person controls Zions' Board of Directors Zions is involved in a merger or sells more than 50% of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the Person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

        The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

Shareholder Meetings

        Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under Zions' bylaws, special meetings may be called by the president or by the Board of Directors.

Amendment of Articles and Bylaws

        Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve any amendment to Zions' Articles, except that to repeal or amend the provisions in the Article regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

Dissenters' Rights

        Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the Nasdaq National Market or held of record by 2,000 or more shareholders. Dissenters' rights will apply if the shareholder will receive for his shares anything other than (a) shares of the corporation surviving the consummation of the plan of merger or share exchange, (b) shares of a corporation whose shares are listed on a national securities exchange or the Nasdaq National Market or held of record by not less than 2,000 holders, or (c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading on the Nasdaq National Market and has more than 2,000 shareholders of record.

Preferred Stock

        The Articles authorize Zions to issue up to 3,000,000 shares of preferred stock, no par value. The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

Dividend Rights

        Utah law generally allows a corporation, subject to restrictions in its certificate of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by their Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of the corporation may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on the corporation's common stock unless and until specified dividends on the preferred stock had been paid.

Liquidation Rights

        Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

Miscellaneous

        There are no preemptive rights, sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock. Holders of fully paid shares of Zions Common Stock are not subject to any liability for further calls or assessments. Zions Bank is the transfer agent and registrar for the Common Stock.

                              SELLING STOCKHOLDERS

        The Selling Stockholders, or any of them, offer for resale by means of this Prospectus some or all of the shares that they acquired from Zions in July 1997 when Zions acquired Tri-State Bank, an Idaho banking corporation ("Tri-State"), pursuant to an Agreement and Plan of Reorganization dated April 23, 1997 (the "Plan of Reorganization"). At a special meeting of Tri-State stockholders, held July 11, 1997, the stockholders approved the Plan of Reorganization, whereby shares of Zions common stock were exchanged for all of the issued and outstanding shares of common stock of Tri-State, the result of which was that Tri-State became a wholly-owned subsidiary of Zions. In the acquisition of Tri-State, Zions issued to the Tri-State stockholders a total of 253,968 shares of Zions Common Stock (herein, the "Shares"). The Shares constitute approximately 0.43% of the issued and outstanding shares of Zions as of September 30, 1997. The Selling Stockholders, or each of them, may wish to offer some or all of the Shares for resale from time to time. Zions will receive no portion of any proceeds from any sale of Shares.

        The following table sets forth certain information regarding ownership of Zions Common Stock as of November 1, 1997, by each Selling Stockholder.

                                       Ownership Prior               Shares
Name                                   to the Offering           Being Offered
----                                   ---------------           -------------

Anderson, Vella                                 134                       134
Bartlett, Afton S.                               67                        67
Bateman, Peter                                  355                       355
Birdwell, Dorothy                                 9                         9
Brown, Betty                                      9                         9
Brown, Bruce                                      9                         9
Brown, Wendell                                   28                        28
Carlsen, Garth & Elaine                         144                       144
Chadwick, Clair                              11,310                    11,310
Chadwick, Clair & Evelyn                     12,328                    12,328
Chadwick, Clair & Frank                     198,910                   198,910

Chadwick, Frank                                 576                       576
Chadwick, Nicki Jo                            4,035                     4,035
Chadwick, Matthew Frank                       4,035                     4,035
Chadwick, Garett Paul                         4,035                     4,035
Deromedis, Joe                                  864                       864
Hesson, Carolyn R.                               48                        48
Hildt, Phyllis                                   19                        19
Merrill Lynch Pierce, Fenner,
  & Smith Inc.                                   48                        48
Matthews, Jane                                   67                        67
Minhondo, Michael Pierre                         67                        67
Minhondo, Patricia Lynn                          67                        67
Minhondo, Robert                                 67                        67
Nelson, David M.                                355                       355
Nelson, Steven P.                               355                       355
Perkins, D.E.                                   730                       730
Phelps, Gerald E.                               384                       384
Pope, Lewis W.                                  163                       163
Rich, Reed James                              1,181                     1,181
Romrell, Demar                                  845                       845
Security State Corp.                         12,011                    12,011
Stucki, Wallace P.                               76                        76
Westlake, Bert & Rhea                           595                       595
Whaley, Denise Ream                              28                        28

        Prior to the transaction, none of the Selling Stockholders had any relationship or affiliation with Zions or its affiliates. Following the acquisition, none of the Selling Stockholders has any relationship or affiliation with Zions or its affiliates.

                              PLAN OF DISTRIBUTION

        Depending on market conditions and other factors, each of the Selling Stockholders may sell his or her respective Shares offered hereby from time to time, in one or more transactions, on the Nasdaq National Market, or otherwise, at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Such sales may be effected directly, or through agents, or through dealers.

        Agents, dealers and underwriters may be entitled under agreements entered into with any of the respective Selling Stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for Zions or some of the Selling Stockholders in the ordinary course of business.

        Zions will bear all costs and expenses of the registration of the Shares under the Securities Act and certain state securities laws, other than fees of counsel for any of the Selling Stockholders and any discounts or commissions payable with respect to sales of such Shares. Each of the Selling Stockholders will pay any transaction costs associated with effecting any respective sales that occur.

                                  LEGAL OPINION

        The validity of the shares of Common Stock offered hereby has been passed upon by Duane, Morris & Heckscher LLP, Washington, D.C.

                                     EXPERTS

        The consolidated financial statements of Zions as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

=============================================       =============================================

No    dealer,     salesperson     or    other       253,968 Shares
individual   has  been   authorized  to  give       Common Stock
any    information    or    to    make    any       (no par value)
representations      other     than     those
contained    in    or     incorporated     by
reference in this  Prospectus  in  connection
with  the  offering  made by this  Prospectus
and,  if  given  or  made,  such  information
or   representations   must  not  be   relied
upon  as  having  been  authorized  by  Zions
or any of its agents.  Neither  the  delivery
of  this   Prospectus   nor  any  sale   made
hereunder       shall,        under       any
circumstances,  create  an  implication  that       Zions Bancorporation
there has been no change  in the  affairs  of
Zions    since   the   date   as   of   which
information  is  given  in  this  Prospectus.
This   Prospectus   does  not  constitute  an
offer  or   solicitation  by  anyone  in  any       ----------------
jurisdiction   in  which  the  person  making       PROSPECTUS
such offer or  solicitation  is not qualified       ----------------
to do  so or to  any  person  to  whom  it is
unlawful to make such solicitation.


               Table of Contents
                                         Page

Available Information...................  3
Incorporation of Certain Documents By
  Reference.............................  3
Zions...................................  4
Use of Proceeds.........................  5
Recent Developments.....................  5
Price Range of Common Stock and                     _________________, 1997
  Dividends.............................  6
Information Concerning Zions
  Bancorporation........................  7
Supervision and Regulation.............. 11
Monetary Policy......................... 19
Description of Capital Stock............ 19
Selling Stockholders.................... 24
Plan of Distribution.................... 26
Legal Opinion........................... 26
Experts................................. 26

=============================================       =============================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.       Other Expenses of Issuance and Distribution.

               Registration Fee......................$ 3,002
               Printing Fees.........................   1,000
               Legal Fees............................ 10,000
               Accounting Fees.......................   8,600
               Blue Sky Fees.........................       -0-
               Miscellaneous.........................      398

               Total.................................$23,000.

        The foregoing amounts are the best estimates of Zions, except for SEC Registration Fee.

Item 15.       Indemnification of Directors and Officers.

        Utah law provides for indemnification of directors and officers as follows:

16-10a-902     AUTHORITY TO INDEMNIFY DIRECTORS.

        (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

               (a)     his conduct was in good faith; and

               (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

               (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

        (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

        (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

        (4)    A corporation may not indemnify a director under this section:


               (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

        (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

16-10a-903 MANDATORY INDEMNIFICATION OF DIRECTORS.

        Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

16-10a-907 INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES, AND AGENTS.

        Unless a corporation's articles of incorporation provide otherwise:

        (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

        (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

        (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

16-10a-908     INSURANCE.

        A corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

16-10a-909     LIMITATIONS OF INDEMNIFICATION OF DIRECTORS.

        (1) A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

        (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

Item 16.       Exhibits.

        An Exhibit Index, containing a list of all exhibits filed with this Registration Statement, is included beginning on page II-7.

Item 17.       Undertakings.

        The undersigned registrant hereby undertakes as follows:

        (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (3) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on the 3rd day of November, 1997.

                                           Zions Bancorporation



                                      By:  /s/Harris H. Simmons
                                         ------------------------------------
                                           Harris H. Simmons, President
                                             and Chief Executive Officer




                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harris H. Simmons, Roy W. Simmons, and Dale M. Gibbons, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Capacity                             Date
---------                    --------                             ----
/s/ Harris H. Simmons
------------------------     President, Chief Executive        November 3, 1997
Harris H. Simmons            Officer and Director

/s/ Dale M. Gibbons
------------------------     Senior Vice President             November 3, 1997
Dale M. Gibbons              Chief Financial Officer

/s/Walter E. Kelly
------------------------     Controller                     November 3, 1997
Walter E. Kelly

/s/Roy W. Simmons
------------------------     Chairman and Director          November 3, 1997
Roy W. Simmons


------------------------     Director
Jerry C. Atkin

/s/R. D. Cash
------------------------     Director                       November 3, 1997
R. D. Cash


------------------------     Director
L. E. Simmons


------------------------     Director
Grant R. Caldwell

/s/I. J. Wagner
------------------------     Director                       November 3, 1997
I. J. Wagner


------------------------     Director
Roger B. Porter

/s/Richard H. Madsen
------------------------     Director                       November 3, 1997
Richard H. Madsen

/s/Robert G. Sarver
------------------------     Director                       November 3, 1997
Robert G. Sarver

                                  EXHIBIT INDEX


                    (Pursuant to Item 601 of Regulation S-K)

                                                                     Page Number
                                                                   in Sequential
Exhibit                                                              Numbering
  No.        Description and Method of Filing                          System
-------      --------------------------------                      -------------

5 Opinion of Duane, Morris & Heckscher LLP regarding the legality of the shares of Common Stock being registered (filed herewith)

23.1 Consent of KPMG Peat Marwick LLP, independent certified public accountants for Zions Bancorporation
            (filed  herewith)

23.2 Consent of Duane, Morris & Heckscher LLP (contained in their opinion filed as Exhibit 5)

24          Power of Attorney (set forth on  Page II-5 of the
            Registration Statement)